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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-28930
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(Check one)

[X]  Form 10-K and Form 10-KSB         [ ] Form 11-K
[ ]  Form 20-F     [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended           APRIL 29, 2001
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[ ]   Transition Report on Form 10-K and Form 10-KSB
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q and Form 10-QSB
[ ]   Transition Report on Form N-SAR

For the transition period ended
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant       ROADHOUSE GRILL, INC.
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      Former name if applicable   NOT APPLICABLE
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      Address of principal executive office (STREET AND NUMBER)
                                                            2703-A GATEWAY DRIVE
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      City, State and Zip Code       POMPANO BEACH, FL 33069
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

       [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As a result of a review by the Registrant's audit committee, after continued discussions with the Registrant's independent auditors, the Registrant has determined that it is likely that it will restate its audited financial statements for fiscal years ended April 25, 1999 and April 30, 2000 and the related quarterly periods, as well as for the quarters ended July 30, 2000, October 29, 2000 and January 28, 2001. The restatement will be due to inaccuracies which have been identified in the Registrant's accounting for various operating expenses. The actual restated results will be available upon the completion of an audit by the Registrant's independent auditors. As a result of the possible restatement, the Registrant is unable to complete and file its report on Form 10-K without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

   HARRY ROSENFELD                              (954)        957-2600
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     (Name)                                  (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) for the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


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         The Registrant's decision to consider the restatement of its prior year's financial statements as described in Part III above was not made until the day the Registrant's Annual Report on Form 10-K was due. In order to audit the financial statements for the year ended April 29, 2001, the audit of the prior years' financial statements must be completed. Given the recent decision by the Registrant to consider the restatement of its prior results, the Registrant is not able to quantify the effect on prior balance sheets and income statements and cannot reasonably estimate the impact of the restatement on the financial results that will be reflected in the Form 10-K. However, the Registrant expects that the restatement would result in a material decrease in net income for the fiscal years ended April 25, 1999 and April 30, 2000 and the related quarterly periods, as well as for the quarters ended July 30, 2000, October 29, 2000 and January 28, 2001. In addition, the Registrant expects to incur a net loss for the fiscal year and quarter ended April 29, 2001 as opposed to net income in the fiscal year and quarter ended April 30, 2000.

                              ROADHOUSE GRILL, INC.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: July 31, 2001                    By:  /s/ HARRY ROSENFELD
                                                 -------------------------------
                                                     Harry Rosenfeld
                                                     Chief Financial Officer